As filed with the Securities and Exchange Commission on October 9, 2003

Registration No.333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMPANHIA VALE DO RIO DOCE	VALE OVERSEAS LIMITED
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Federative Republic of Brazil	Cayman Islands
(State or other jurisdiction of incorporation or organization)

1011

(Primary Standard Industrial Classification Code Number)

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(55-21) 3814-4540

(Address including zip code, and telephone number, including area code, of principal executive offices)

Rio Doce America, Inc.

456 5th Avenue

New York, New York 10036

(212) 589-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

9.0% Guaranteed Notes Due 2013	$300,000,000	100%	$300,000,000	$24,270

Guaranty	$300,000,000	—	—	None	(2)

(1)	The notes being registered are offered in exchange for 9.0% Guaranteed Notes due 2013 previously sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The registration fee has been computed based on the face value of the securities pursuant to Rule 457 under the Securities Act.
(2)	Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable with respect to the guaranty.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2003

PROSPECTUS

Vale Overseas Limited

Companhia Vale Do Rio Doce

(Valley of the Rio Doce Company)

Offer To Exchange

Series B 9.0% Guaranteed Notes Due 2013

For

Series A 9.0% Guaranteed Notes Due 2013

Vale Overseas is offering to exchange up to US$300,000,000 of its Series B 9.0% Guaranteed Notes due 2013, which we refer to as the new notes, for up to US$300,000,000 of its existing Series A 9.0% Guaranteed Notes due 2013, which we refer to as the old notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the U.S. Securities Act of 1933, as amended (the Securities Act), and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

The exchange offer will expire at 5:00 p.m. New York City time on            , 2003 unless extended.

To exchange your old notes for new notes:

•	you are required to make the representations described on page 45 to Vale Overseas and CVRD;

•	you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, JPMorgan Chase Bank, by 5:00 p.m., New York time, on , 2003; and

•	you should read the section called “The Exchange Offer” for further information on how to exchange your old notes for new notes.

The old notes are listed, and application will be made to list the new notes, on the Luxembourg Stock Exchange.

See “ Risk Factors” beginning on page 11 for a discussion of risk factors that should be considered by you prior to tendering your old notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

            , 2003

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus as well as the information incorporated by reference herein is accurate only as of the date of the applicable document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with or furnish to the SEC will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with or furnished to the SEC:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

•	Our Reports on Form 6-K furnished to the SEC on July 1, 2003, July 25, 2003, July 28, 2003, August 28, 2003, September 2, 2003, September 3, 2003, September 19, 2003 and October 9, 2003.

•	Our Report on Form 6-K furnished to the SEC on August 14, 2003 relating to the additional dividend.

•	Our Report on Form 6-K furnished to the SEC on August 18, 2003 relating to the sale of Fazenda Brasileiro.

We also incorporate by reference into this prospectus any future filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act of 1934, as amended (the Exchange Act), and, to the extent designated therein, reports on Form 6-K that we furnish to the SEC.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). To obtain timely delivery, investors must request this information no later than five business days before the date they must make their investment decision. Requests should be directed to the Investor Relations Department, Avenida Graça Aranha, No. 26, 17th floor, 20030-900 Rio de Janeiro, RJ, Brazil (telephone no: (55-21) 3814-4557).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-4 under the Securities Act, with respect to the notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the SEC maintains an Internet web site at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

CERTAIN TERMS AND CONVENTIONS

As used in this prospectus,

•	“real,” “reais” or “R$” refer to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil;

•	“U.S. dollars,” “dollars” or “US$” refer to United States dollars; and

•	units refer to units in the metric system, e.g., tons refer to metric tons.

Unless otherwise indicated, when we use “CVRD Group,” “CVRD” or personal pronouns such as “we,” “us” or “our,” we mean Companhia Vale do Rio Doce, its consolidated subsidiaries and its joint ventures and other affiliated companies. References to “affiliated companies” are to companies in which Companhia Vale do Rio Doce has a minority investment, and exclude controlled affiliates that are consolidated for financial reporting purposes.

PRESENTATION OF FINANCIAL INFORMATION

We have prepared our consolidated financial statements appearing in this prospectus in accordance with U.S. GAAP, which differs in certain respects from Brazilian GAAP.

We also publish financial statements in Brazil and prepare them in accordance with Brazilian GAAP. Brazilian GAAP is determined by the requirements of Law No. 6,404 dated December 15, 1976, the Brazilian Corporation Law, and the rules and regulations of the Comissão de Valores Mobiliários, the Brazilian Securities Commission, or CVM. We use our Brazilian GAAP financial statements for:

•	reports to Brazilian shareholders;

•	filings with the CVM;

•	determination of dividend payments; and

•	determination of tax liability.

Our financial statements and the other financial information appearing in this prospectus and our Form 20-F have been translated from Brazilian reais into U.S. dollars on the basis explained in note 2(a) to the annual audited financial statements included in our Form 20-F unless we indicate otherwise.

Segment and geographical breakdowns of revenues under “Information on the Company” in our Form 20-F have been presented before eliminations. See note 16 to the annual audited financial statements included in our Form 20-F.

Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

PROSPECTUS SUMMARY

Vale Overseas Limited

Vale Overseas is a finance company for the CVRD Group. It is wholly owned by CVRD. Vale Overseas’ business is to borrow money outside Brazil by issuing securities under the indenture described under “Description of the New Notes” to finance CVRD’s activities outside Brazil or to on-lend it to other CVRD Group companies. Vale Overseas is a Cayman Islands exempted company incorporated with limited liability. Vale Overseas’ registered office is at Walker House, PO Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

Companhia Vale do Rio Doce

CVRD is one of the world’s largest producers and exporters of iron ore and pellets. We are the largest diversified mining company in the Americas by market capitalization and one of the largest companies in Brazil. We hold exploration claims that cover 7.6 million hectares (18.8 million acres). We operate large logistics systems including railroads and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the energy, aluminum-related and steel businesses.

For the year ended December 31, 2002, we had consolidated gross operating revenues of US$4,282 million, of which 65.9% were attributable to sales of iron ore and pellets, 10.7% were attributable to third-party logistics services, 10.8% were attributable to sales of aluminum-related products, 6.6% were attributable to sales of manganese and ferroalloys and 2.4% were attributable to sales of gold. For the year ended December 31, 2002, we recorded consolidated operating income of US$1,429 million and consolidated net income of US$680 million.

Our main lines of business are mining, logistics and energy and are generally grouped according to the business segments below:

•	ferrous minerals: comprised of iron ore, pellets as well as manganese and ferroalloys businesses;

•	non-ferrous minerals: comprised of gold, kaolin, potash and copper businesses;

•	logistics: comprised of railroads, ports and terminals and shipping businesses;

•	energy: comprised of power generation businesses; and

•	holdings: comprised of aluminum, steel and fertilizers businesses.

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	For the year ended December 31,					For the six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of Earnings to Fixed Charges(1)(2)	4.28x	3.66x	3.43x	4.28x	2.65x	2.13x	6.15x

(1)	To calculate the ratio of earnings to fixed charges, we calculate earnings by adding interest before income taxes, equity results and minority interests, fixed charges, amortization of capitalized interest and distributed income of equity investments less capitalized interest. Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend.
(2)	For the six-month period ended June 2002, the ratio includes net foreign exchange and monetary losses of US$331 million and for the six-month period ended June 2003, the ratio includes net foreign exchange and monetary gains of US$307 million.

Our principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900, Rio de Janeiro, RJ, Brazil, and our telephone number is (55-21) 3814-4540.

THE EXCHANGE OFFER

Securities Offered	Vale Overseas is offering up to US$300,000,000 aggregate principal amount of its Series B 9.0% Guaranteed Notes due 2013 (the new notes) that have been registered under the Securities Act.

The Exchange Offer	Vale Overseas is offering to issue the new notes in exchange for a like principal amount of your Series A 9.0% Guaranteed Notes due 2013 (your old notes). Vale Overseas is offering to issue the new notes to satisfy its obligations contained in the registration rights agreement entered into when the old notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on , 2003 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to , 2003. If Vale Overseas decides for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.

U.S. Federal Income Tax Consequences	Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for Federal income tax purposes. See “Certain Tax Consequences of the Exchange Offer” in this prospectus.

Use of Proceeds	Vale Overseas will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent	JPMorgan Chase Bank is the exchange agent for the exchange offer.

Failure to Tender Your Old Notes	If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require Vale Overseas to register your old notes or to pay you additional interest.

You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC’s staff in no-action letters issued to third parties, Vale Overseas believes that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

•	you are not one of Vale Overseas’ or CVRD’s “affiliates,” which is defined in Rule 405 of the Securities Act;

•	you acquire the new notes in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you are not engaged in, and do not intend to engage in, a distribution of the new notes.

If you are an affiliate of Vale Overseas or CVRD, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer:

•	you should not rely on Vale Overseas’ interpretations of the position of the SEC’s staff; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with Vale Overseas, CVRD or any of their affiliates to distribute the new notes;

•	you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from Vale Overseas in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

For a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

THE NEW NOTES

The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act. The following summary contains basic information about the new notes and the old notes. It is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of the New Notes.”

Issuer	Vale Overseas Limited

Guarantor	Companhia Vale do Rio Doce

Securities	Up to US$300,000,000 in principal amount of Series B 9.0% Guaranteed Notes due 2013

Guaranty

CVRD has irrevocably and unconditionally guaranteed the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of the new notes. If Vale Overseas fails to punctually pay any such amount, CVRD will immediately pay the same, subject to the limitation on CVRD due to restrictions on the transfer, conversion, use or control of currency imposed by the government of Brazil.

Maturity	August 15, 2013

Interest rate	The new notes will bear interest at the rate of 9.0% per annum from August 8, 2003 based upon a 360-day year consisting of twelve 30-day months.

Interest payment dates	Interest on the new notes will be payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2004.

Ranking	The new notes are general obligations of Vale Overseas and are not secured by any collateral. Your right to payment under these notes is:

•	junior to the rights of secured creditors of Vale Overseas to the extent of their interest in Vale Overseas’ assets. Holders of Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of 18 months of interest in the event of certain political risk events; and

•	equal with the rights of creditors under all of Vale Overseas’ other unsecured and unsubordinated debt.

The guaranty is a general obligation of CVRD and is not secured by any collateral. Your right to payment under the guaranty is:

•	junior to the rights of secured creditors of CVRD to the extent of their interest in CVRD’s assets;

•	equal with the rights of creditors under all of CVRD’s other unsecured and unsubordinated debt; and

•	effectively subordinated to the rights of CVRD’s subsidiaries’ creditors.

As of June 30, 2003, Vale Overseas had US$308 million of debt outstanding. On a consolidated basis, CVRD had US$3,282 million of debt outstanding as of June 30, 2003, US$455 million of which was secured debt. CVRD’s subsidiaries had US$1,457 million of indebtedness outstanding as of June 30, 2003. Of this amount, US$270 million was secured. In addition, at June 30, 2003, CVRD had extended guarantees of borrowings of joint ventures and affiliated companies amounting to US$484 million. These figures do not reflect the issuance after June 30, 2003 by Vale Overseas of the old notes or by other finance subsidiaries of CVRD of US$250 million.

Covenants	The indenture governing the notes contains restrictive covenants that will, among other things and subject to certain exceptions, limit CVRD’s ability to:

•	merge or transfer assets; and

•	incur liens;

and will, among other things and subject to certain exceptions, limit Vale Overseas’ ability to:

•	merge or transfer assets;

•	incur liens;

•	incur additional indebtedness; and

•	pay dividends.

For a more complete description of CVRD’s and Vale Overseas’ covenants, see “Description of the New Notes” in this prospectus.

Issuer restrictions

Vale Overseas will not issue any further securities without the trustee first receiving written confirmation from Moody’s that such issue will not reduce the rating then currently assigned to the notes by Moody’s Investors Service, Inc. (Moody’s).

Payment of additional amounts

Vale Overseas and CVRD will pay additional amounts in respect of any payments of interest or principal so that the amount you receive after Brazilian or Cayman Islands withholding tax will equal the amount that you would have received if no withholding tax had been applicable, subject to some exceptions as described under “Description of the New Notes—Payments of Additional Amounts” in this prospectus.

Tax redemption

If, due to changes in Brazilian or Cayman Islands laws relating to withholding taxes applicable to payments of interest, Vale Overseas is obligated to pay additional amounts on the new notes in respect of Brazilian or Cayman Islands withholding taxes, Vale Overseas may redeem the outstanding notes in whole, but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Trustee, principal paying agent and registrar	JPMorgan Chase Bank

Governing law	New York

Risk factors

You should consider carefully all of the information set forth in this prospectus, and in particular, the information set forth under “Risk Factors” before making a decision to tender your old notes in exchange for new notes.

Luxembourg listing	Application will be made to list the new notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange.

TIMETABLE FOR THE OFFERING

Commencement of the exchange offer	, 2003
Expiration of the exchange offer	, 2003

Vale Overseas may, at its sole discretion, extend the period of time for which the exchange offer is open.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making a decision to tender your old notes in exchange for new notes.

Risks Relating to Transfer Restrictions on the Old Notes

If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions.

If you do not exchange your old notes for new notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes. Vale Overseas does not intend to register the old notes under the Securities Act. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected. See “The Exchange Offer.”

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on CVRD’s business.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by factors in Brazil including:

•	currency fluctuations;

•	inflation;

•	monetary policy and interest rates;

•	fiscal policy;

•	tariff policy;

•	exchange controls;

•	energy shortages; and

•	other political, social and economic developments in or affecting Brazil.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and may harm CVRD’s business.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 9.9% in 2000, 10.4% in 2001, 25.3% in 2002 and 7.1% for the nine months ended September 30, 2003 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the

Brazilian economy, and have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in the value of the real against the value of the U.S. dollar may harm CVRD’s business.

The Brazilian currency has historically suffered frequent devaluation and depreciation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

The real depreciated 34.3% against the U.S. dollar in 2002, and appreciated 20.9% during the first nine months of 2003. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Depreciation of the real creates additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. In contrast, appreciation of the real tends to have a negative impact on our margins because most of our costs are denominated in reais, while most of our revenues are denominated in U.S. dollars. Moreover, appreciation of the real against the U.S. dollar may lead to a deterioration of Brazil’s current account and the balance of payments, as well as dampen export-driven growth. For additional information about historical exchange rates, see “Exchange Rates” in this prospectus.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations.

International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. As a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis in 1998 and the Argentinian financial crisis which began in 2001 and is continuing), investors have viewed investments in emerging markets with heightened caution. This has resulted in a significant outflow of U.S. dollars from Brazil, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect our share price and the value of the notes.

Risks Relating to our Businesses

Due to our dependence on the global steel industry, fluctuations in the demand for steel could adversely affect our business.

Sales prices and volumes in the worldwide iron ore mining industry depend on the prevailing and expected level of demand for iron ore in the world steel industry. The world steel industry is cyclical. A number of factors, the most significant of these being the prevailing level of worldwide demand for steel products, influence the world steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases, which usually leads to corresponding reductions in demand for iron ore. Global steel output increased in 2002 and in the first half of 2003, which resulted in higher iron ore demand. Although we expect this to have a positive effect on world contract prices and sales volumes for iron ore in the short term, we cannot guarantee the length of time that demand will remain at current high levels. Future prolonged reductions or declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues. In addition, poor conditions in the global steel industry could result in the bankruptcy of some of our customers.

We are subject to cyclicality and price volatility for iron ore, aluminum and other minerals.

Cyclical and other uncontrollable changes in world market prices affect our iron ore, aluminum and other mining activities. In particular, aluminum is sold in an active world market and traded on exchanges, such as the LME and the Commodity Exchange, Inc. Prices for aluminum are more volatile than iron and pellet prices because they respond more quickly to actual and expected changes in supply and demand. Prolonged declines in world market prices for our products would have a material adverse effect on our revenues.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

Intense competition characterizes the worldwide iron ore industry. We compete with a number of large mining companies, including international mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our principal Asian and European customers. Competition from foreign or Brazilian iron ore producers may result in our losing market share and revenues. Our aluminum, manganese and other activities are also subject to intense competition and are subject to similar risks.

Demand for iron ore in peak periods may outstrip our production capacity, rendering us unable to satisfy customer demand.

Our ability to rapidly increase production capacity to satisfy increases in demand for iron ore is limited. In periods where customer demand exceeds our production capacity, we generally satisfy excess customer demand by reselling iron ore purchased from joint ventures or third parties. If we are unable to satisfy excess customer demand by purchasing from joint ventures or third parties, we may lose customers.

Our reserve estimates may be materially different from mineral quantities that we may actually recover, our estimates of mine life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.

Our reported ore reserves and mineral deposits are estimated quantities of ore and minerals that under present and anticipated conditions have the potential to be economically mined and processed to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. In addition, reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. For example, fluctuations in the market price of metals, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of reserves.

We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is nonproductive. Our exploration programs, which involve significant capital expenditures, may fail to result in the expansion of our reserves or replacement of reserves depleted by current production. If we do not establish new reserves, we will not be able to sustain our current level of production beyond the remaining life of existing mines.

Even if we discover minerals, we remain subject to drilling and production risks, which could adversely affect the mining process.

Once we discover minerals, it can take us a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. It takes substantial time and expenditures to:

•	establish ore reserves through drilling;

•	determine appropriate metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain the ore or extract the metals from the ore; and

•	construct mining and processing facilities for greenfield properties.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

We face rising extraction costs as our deposits decrease.

Ore reserves gradually decrease in the ordinary course of a given mining operation. As reserves decrease, it becomes necessary to use more expensive processes to extract remaining ore. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have operated for long periods, and we will likely experience rising extraction costs per unit in the future at these operations.

Our mining, logistics and energy activities depend on authorizations of regulatory agencies, and changes in regulations could have an adverse effect on our business.

Our mining, logistics and energy activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining, mineral processing, energy producing and trading and logistics activities are also subject to Brazilian laws and regulations, which change from time to time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unbudgeted capital expenditures, which could lead to an increase in our borrowing costs. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining and logistics activities depend, see “Information on the Company—Regulatory Matters” in our Form 20-F.

Changes in Brazilian environmental laws may adversely affect our mining and energy businesses.

Our operations often involve using, handling, disposing of and discharging hazardous materials into the environment or the use of natural resources, and are therefore subject to the environmental laws and regulations of Brazil. Environmental regulation in Brazil has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts. Several Brazilian states in which we operate are currently considering implementing water use fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce. In addition, we are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, which alleges that our Itabira iron ore mining operations have caused environmental and social damages. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see “Information on the Company—Environmental Matters” and “Financial Information—Legal Proceedings” in our Form 20-F.

Our Albras joint venture may experience substantial electricity cost increases.

Electricity costs are a significant component of the cost of producing aluminum. Our aluminum plant Albras obtains electric power at discounted rates from Eletronorte, a state-owned electric power utility. The contract through which Albras purchases electricity from this utility expires in 2004. Albras is unlikely to continue to benefit from favorable electricity costs following expiration of the contract. Albras is currently trying to negotiate a new contract and is examining other alternatives. Although we expect future energy costs for Albras to be in line with those of its peers in the industry, its costs will likely increase compared to current levels.

The Brazilian government’s responses to energy shortages could adversely affect us.

We are a significant consumer of Brazil’s electricity production, and accounted for 4.5% of total consumption in Brazil in 2002. Brazil faced a shortage of energy during the second half of 2001 as a result of increased demand due to economic growth, inadequate expansion of electric generation in past years and unfavorable hydrological conditions. In response, the Brazilian government implemented an energy-rationing program to alleviate the energy shortage that aimed to decrease energy consumption by at least 20%. As a result of this program, we experienced a temporary reduction in our aluminum and ferroalloy production, both of which use significant amounts of electricity. By the end of 2001, weather conditions improved, leading to increased generation at hydroelectric plants and reducing the immediate risk of energy shortages. Accordingly, the Brazilian government eliminated the restrictions on the use of energy on March 1, 2002 for the northern, northeastern and southeastern regions of Brazil. Energy consumption habits in Brazil have been affected by the energy-rationing, and energy consumption has not returned to prior levels. As a result, there currently is an oversupply in the electricity markets. Although we believe the risk of another energy shortage in the next four years is low, we are unable to assess the long-term impact that the government’s response to future energy shortages may have on our operations, particularly on our aluminum and ferroalloy production.

Changes in government regulations could result in lower returns on our energy sector investments.

The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by the Brazilian electricity regulatory governmental agency, ANEEL. The recently elected Brazilian government has not yet made clear its policy towards the electricity markets. Changes in the laws, regulations or governmental policies regarding the power generation industry, the marketing of energy in the wholesale market or concession requirements could lower the returns we are expecting from our investments in the energy business. For more information on the regulations governing our energy business, see “Information on the Company—Regulatory Matters” in our Form 20-F.

We are subject to ongoing antitrust investigations.

We are currently involved in 19 proceedings before the Conselho Administrativo de Defesa Econômica (“CADE”), which is the primary Brazilian antitrust regulator. Most of these proceedings involve post- transaction review of acquisition or joint venture transactions, which is required for nearly all of our acquisitions and joint ventures. The remaining are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our logistics and aluminum businesses. We intend to defend these claims vigorously. We cannot predict the outcome of these proceedings. If CADE were to determine that undue concentration exists in any of our industries, it could impose measures to safeguard competition, which could include requirements that we divest operations or respect price restrictions. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines, which could be substantial.

We are vulnerable to adverse developments affecting other economies.

In 2002, 6.7% of our consolidated net operating revenues were attributable to sales to Japanese customers, 12.9% were attributable to sales to other Asian customers and 36.2% were attributable to sales to European customers. In 2002, 7.2% of our iron ore and pellets sales were made to customers in China, and the Chinese market was the main driver of demand in the iron ore market. A weakened economy in China or in the other markets where we sell our products could reduce demand for our products in the Chinese market and such other markets, which, in turn, could result in lower revenues and profitability.

Our principal shareholder could have significant influence over our company.

Valepar, our principal shareholder, currently owns 52.3% of our outstanding common stock and 33.6% of our total outstanding capital. For a description of the ownership of our shares, see “Major Shareholders and Related Party Transactions—Principal Shareholder” in our Form 20-F. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval. Further, the Brazilian government owns a golden share in us that gives it limited veto powers over certain actions that we could propose to take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of this golden share, see “Additional Information—Common Shares and Preferred Shares—General” in our Form 20-F.

Some of our operations depend on joint ventures and could be adversely affected if our joint venture partners do not observe their commitments.

We currently operate important parts of our pelletizing, copper exploration, logistics, energy, aluminum and steel businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to contribute capital, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners fails to observe its commitments, the affected joint venture may not be able to operate in accordance with its business plans or we may have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see “Information on the Company—Lines of Business” in our Form 20-F.

Our risk management strategy may not be effective.

We are exposed to fluctuations in interest rates, foreign currency exchange rates, and prices relating to our iron ore and aluminum production. In order to partially protect ourselves against unusual market volatility, we periodically enter into hedging transactions to manage these risks. We do not hedge risks relating to iron ore price fluctuations. See “Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F. Our hedging strategy may not be successful in minimizing our exposure to these fluctuations. In addition, to the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

•	industrial accidents;

•	labor disputes;

•	slope failures;

•	environmental hazards;

•	electricity stoppages;

•	equipment or vessel failures; and

•	severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, equipment or vessels. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

Risks Relating to the New Notes

CVRD’s subsidiaries, affiliated companies and joint ventures are not obligated under the new notes or the guaranty, and these companies’ obligations to their own creditors will effectively rank ahead of CVRD’s obligations under the guaranty.

Vale Overseas is the obligor under the new notes, and only the parent company CVRD is obligated under the guaranty of the new notes.

Vale Overseas has no operations or assets. In the future it may hold unsecured obligations from other CVRD subsidiaries to repay loans. These other subsidiaries will not be liable under the new notes or the guaranty, and they may not have the ability to repay their loans from Vale Overseas.

CVRD conducts a significant amount of business through subsidiaries, affiliated companies and joint ventures, none of which are obligated under the notes or the guaranty. In the first half of 2003, the subsidiaries were responsible for approximately 23.9% of CVRD’s consolidated U.S. GAAP revenues from operations and approximately 17.8% of CVRD’s consolidated U.S. GAAP net cash flows provided by operating activities. The claims of any creditor of a subsidiary, affiliated company or joint venture of CVRD would rank ahead of CVRD’s ability to receive dividends and other cash flows from these companies. As a result, claims of these creditors would rank ahead of CVRD’s ability to access cash from these companies in order to satisfy its obligations under the guaranty. In addition, these subsidiaries, affiliated companies and joint ventures may be restricted by their own loan agreements, governing instruments and other contracts from distributing cash to CVRD to enable CVRD to perform under its guaranty. At June 30, 2003, 14.9% of CVRD’s consolidated U.S. GAAP liabilities were owed by subsidiaries of CVRD, which is the only obligor under the guaranty, meaning that the creditors under these liabilities would rank ahead of investors in the notes in the event of CVRD’s insolvency.

The indenture governing the new notes contains restrictions on the conduct of business by Vale Overseas and CVRD, including limits on their ability to grant liens over their assets for the benefit of other creditors. These restrictions do not apply to CVRD’s other subsidiaries, affiliated companies and joint ventures, and these companies are not limited by the indenture in their ability to pledge their assets to other creditors.

In addition, holders of the Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of 18 months of interest in the event of certain political risk events.

There may not be a liquid trading market for the new notes.

The new notes are securities with no established trading markets. There can be no assurance that a liquid trading market for the new notes will develop or, if one develops, that it will be maintained. If an active market for the new notes does not develop, the price of the new notes and the ability of a holder of new notes to find a ready buyer will be adversely affected.

We may not be able to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and U.S. dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

We would be required to pay bankruptcy judgments only in reais.

Any judgment obtained against CVRD in the courts of Brazil in respect of any of CVRD’s payment obligations under the notes will be expressed in reais equivalent to the U.S. dollar amount of such sum at the commercial exchange rate on the date at which such judgment is rendered. Accordingly, in case of bankruptcy, all credits held against CVRD denominated in foreign currency shall be converted into reais at the prevailing rate on the date of declaration of bankruptcy by the judge. In any case, further authorization by the Central Bank of Brazil shall be required for the conversion of such reais-denominated amount into foreign currency and for its remittance abroad.

Developments in other countries may affect prices for the new notes.

The market value of securities of Brazilian companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, in October 1997, prices of both Brazilian debt securities and Brazilian equity securities dropped substantially, precipitated by a sharp drop in the value of securities in Asian markets. The market value of the new notes could be adversely affected by events elsewhere, especially in emerging market countries.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Those statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies, including our potential participation in privatization, acquisition or joint venture transactions or other investment opportunities;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the exploration of mineral reserves and development of mining facilities;

•	the depletion and exhaustion of mines and mineral reserves;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations; and

•	the factors discussed under “Risk Factors” in this prospectus.

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those identified under “Risk Factors.” These risks and uncertainties include factors relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature, and factors relating to the highly competitive industries in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this prospectus and our reports filed with the SEC. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

USE OF PROCEEDS

Vale Overseas will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. Vale Overseas will cancel all of the old notes surrendered in exchange for the new notes.

The net proceeds from the sale of the old notes were approximately US$293,670,000, after deducting commissions and expenses of the offering. We used those net proceeds for the CVRD Group’s general corporate purposes.

EXCHANGE RATES

There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange market and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank of Brazil has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil” in this prospectus.

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated.

	Average for
	Period-end	Period		Low	High
Year ended
December 31, 1998	1.209	1.164	(1)	1.117	1.209
December 31, 1999	1.789	1.851	(1)	1.208	2.165
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.270	3.955

Month ended
April 2003	2.889	3.113	(2)	2.889	3.336
May 2003	2.966	2.947	(2)	2.865	3.028
June 2003	2.872	2.914	(2)	2.849	2.978
July 2003	2.966	2.894	(2)	2.822	2.966
August 2003	2.966	3.013	(2)	2.953	3.074
September 2003	2.923	2.936	(2)	2.889	2.984
October 2003 (through October 7, 2003)	2.870	2.887	(2)	2.870	2.903

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.
(2)	Average of the lowest and highest rates in the month.
Source:	Central Bank.

On October 7 , 2003, the commercial selling rate was R$2.870 per US$1.00.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The table below presents selected consolidated financial information as of and for the periods indicated. The data at and for the six months ended June 30, 2003 has been derived from our unaudited interim financial statements, incorporated by reference in this prospectus, which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the operating results to be expected for the entire year ended December 31, 2003. You should read the information below in conjunction with our audited and unaudited consolidated financial statements and notes thereto incorporated by reference in this prospectus, as well as the section entitled “Presentation of Financial Information” in this prospectus.

	For the Year Ended December 31,										For the Six Months Ended June 30,
	1998		1999		2000		2001		2002		2002		2003
	(in millions of US$)										(unaudited)
Statement of Income Data
Net operating revenues	US$	3,553	US$	3,076	US$	3,935	US$	3,935	US$	4,123	US$	1,966	US$	2,280
Cost of products and services		(2,272)		(1,806)		(2,429)		(2,272)		(2,263)		(1,120)		(1,311)
Selling, general and administrative expenses		(171)		(138)		(225)		(241)		(224)		(108)		(94)
Research and development		(48)		(27)		(48)		(43)		(50)		(21)		(23)
Employee profit sharing plan		(29)		(24)		(29)		(38)		(38)		(6)		(21)
Other expenses		(184)		(155)		(180)		(379)		(119)		(82)		(80)

Operating income		849		926		1,024		962		1,429		629		751

Non-operating income (expenses):
Financial income (expenses)		151		(33)		(107)		(200)		(248)		(102)		(89)
Foreign exchange and monetary gains (losses), net		(108)		(223)		(240)		(426)		(580)		(331)		307
Gain on sale of investments		—		—		54		784		—		—		—

Subtotal		43		(256)		(293)		158		(828)		(433)		218

Income before income taxes, equity results and minority interests		892		670		731		1,120		601		196		969

Income taxes benefit (charge)		—		(33)		32		218		149		110		(231)
Equity in results of affiliates and joint ventures		80		41		260		(49)		(28)		(10)		202
Change in provision for losses on equity investments		(273)		(268)		62		(4)		(59)		(38)		(73)
Minority interests		(1)		2		1		2		17		3		(47)
Change in accounting practice for asset retirement obligations		—		—		—		—		—		—		(10)

Net income	US$	698	US$	412	US$	1,086	US$	1,287	US$	680	US$	261	US$	810

Total cash paid to shareholders(1)	US$	607	US$	452	US$	246	US$	1,066	US$	602	US$	329	US$	215
Other Information:
Ratio of Earnings to Fixed Charges(2)(3)		4.28x		3.66x		3.43x		4.28x		2.65x		2.13x		6.15x

(1)	Our distributions to shareholders may take the form of dividends or of interest on shareholders’ equity. Total cash paid to shareholders consists of cash paid during the period in respect of interest on shareholders’ equity.
(2)	To calculate the ratio of earnings to fixed charges, we calculate earnings by adding interest before income taxes, equity results and minority interests, fixed charges, amortization of capitalized interest and distributed income of equity investments less capitalized interest. Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend.
(3)	For the six-month period ended June 2002, the ratio includes net foreign exchange and monetary losses of US$331 million and for the six-month period ended June 2003, the ratio includes net foreign exchange and monetary gains of US$307 million.

	At December 31,										At June 30, 2003
	1998		1999		2000		2001		2002
	(in millions of US$)										(unaudited)
Balance Sheet Data
Current assets	US$	2,845	US$	2,490	US$	2,502	US$	2,638	US$	2,589	US$	2,482
Property, plant and equipment, net		5,261		3,943		3,955		3,813		3,297		4,502
Investments in affiliated companies and joint ventures and other investments and provision for losses on equity investments		1,557		1,203		1,795		1,218		732		1,072
Other assets		1,385		1,052		1,543		1,839		1,337		1,727

Total assets	US$	11,048	US$	8,688	US$	9,795	US$	9,508	US$	7,955	US$	9,783

Current liabilities	US$	2,030	US$	2,072	US$	2,136	US$	1,921	US$	1,508	US$	2,044
Long-term liabilities(1)		1,169		601		1,061		772		774		1,037
Long-term debt(2)		1,389		1,321		2,020		2,170		2,359		2,061
Minority interest		68		3		9		5		27		79

Total liabilities		4,656		3,997		5,226		4,868		4,668		5,221

Stockholder’s equity:
Capital stock		1,740		1,927		1,927		2,211		2,446		2,869
Additional paid-in capital		498		498		498		498		498		498
Reserves and retained earnings		4,154		2,266		2,144		1,931		343		1,195

Total stockholders’ equity		6,392		4,691		4,569		4,640		3,287		4,562

Total liabilities and stockholders’ equity	US$	11,048	US$	8,688	US$	9,795	US$	9,508	US$	7,955	US$	9,783

(1)	Excludes long-term debt.
(2)	Excludes current portion. At June 30, 2003, we had extended guarantees for borrowings of joint ventures and affiliated companies in an aggregate amount of US$484 million. These contingent liabilities do not appear on the face of our consolidated balance sheets, but are disclosed in note 9 to our interim unaudited consolidated financial statements.

DESCRIPTION OF THE NEW NOTES

In this section, references to Vale Overseas mean Vale Overseas Limited only and do not include any of its affiliated companies. References to CVRD mean Companhia Vale do Rio Doce only and do not include Vale Overseas or any of CVRD’s other subsidiaries or affiliated companies. References to the notes include both the new notes and the guaranty of the new notes, except where the context indicates otherwise. References to holders mean those who have new notes registered in their own names, on the books that Vale Overseas or the trustee maintains for this purpose, and not those who own beneficial interests in new notes issued in book-entry form through The Depository Trust Company or in new notes registered in a street name. Owners of beneficial interests in the new notes should read “Form of New Notes; Clearing and Settlement” in this prospectus. References to the indenture include the indenture referred to below as amended or supplemented.

General

The new notes will be governed by an indenture, dated as of March 8, 2002, as supplemented by the second supplemental indenture, dated as of August 8, 2003 among Vale Overseas, CVRD and JPMorgan Chase Bank, as trustee.

The new notes will be identical in all material respects to the old notes, except that we will register the new notes under the Securities Act and they will therefore not bear legends restricting their transfer. The new notes and the old notes will be considered to be a single class for all purposes of the indenture, including waivers, amendments, redemptions and offers to purchase.

Principal and Interest

The new notes will be issued in an aggregate principal amount of up to US$300,000,000. The new notes will mature on August 15, 2013.

The new notes will bear interest at 9.0% per annum from August 8, 2003. Interest on the new notes will be payable semi-annually on February 15 and August 15 of each year, commencing February 15, 2004, to the holders in whose name the new notes are registered at the close of business on the February 1 or August 1 immediately preceding the related interest payment date.

Vale Overseas will pay interest on the new notes on the interest payment dates stated above, and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. Vale Overseas will compute interest on the new notes on the basis of a 360-day year of twelve 30-day months. To the extent interest due is not paid on an interest payment date, interest will accrue on any unpaid interest due until it is paid at the rate of interest otherwise payable on the principal of the new notes plus 1% per annum.

Guaranty

CVRD has irrevocably and unconditionally guaranteed the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of the new notes. If Vale Overseas fails to punctually pay any such amount, CVRD will immediately pay the amount required to be, but not, paid.

Further Issues

Vale Overseas reserves the right, from time to time without your consent as a holder of the new notes, to issue additional notes on terms and conditions identical to those of the new notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the new notes. Vale Overseas may also issue other securities under the indenture which have different terms from the new notes. Likewise, CVRD has the right, without your consent, to guarantee any such additional notes, to guarantee debt of its other subsidiaries and to issue its own debt. In connection with any such further issues of debt by Vale Overseas guaranteed by CVRD, Vale Overseas is required to confirm with Moody’s that such issue or guaranty will not affect the then current rating of the new notes.

How the New Notes and the Guaranty Rank Against Other Debt

The new notes will not be secured by any of Vale Overseas’ property or assets. Thus, by owning these new notes, you are one of Vale Overseas’ unsecured creditors. These new notes will not be subordinated or senior to any of Vale Overseas’ other unsecured debt obligations. This means that, in a bankruptcy or liquidation proceeding against Vale Overseas, the payment obligations of Vale Overseas under these new notes would rank equally in right of payment with all Vale Overseas’ other unsecured and unsubordinated debt. Holders of Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of 18 months of interest in the event of certain political risk events.

CVRD’s guaranty of the new notes will not be secured by any of its property or assets or any of the property or assets of any of its subsidiaries. Therefore, in the event that CVRD is required to perform under its guaranty, you would be an unsecured creditor of CVRD. The guaranty will not be subordinated to any of CVRD’s other unsecured debt obligations. This means that, in a bankruptcy or liquidation proceeding against CVRD, the guaranty would rank equally in right of payment with all CVRD’s other unsecured and unsubordinated debt.

Stated Maturity and Maturity

The day on which the principal amount of the new notes is scheduled to become due is called the stated maturity of the principal. The principal may also become due sooner, by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity, or earlier, is called the maturity of the principal. The terms “stated maturity” and “maturity” also refer to the dates when interest payments become due. For example, a regular interest payment date when an installment of interest is scheduled to become due is referred to as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the new notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

This Description is Only a Summary

The indenture and its associated documents, including the new notes, contain the full legal text of the matters described in this section. Upon request, the trustee will provide you with a copy of the indenture. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus for information on how to obtain copies.

This section summarizes all the material terms of the new notes and the indenture. It does not, however, describe every aspect of the new notes and the indenture. For example, in this section, we use terms that have been given special meaning in the indenture, but we describe the meaning for only the more important of these terms.

Definitions

“Subsidiary” means any entity of which CVRD directly or indirectly owns more than 51% (fifty-one percent) of the outstanding voting shares, and CVRD has the ability to elect a majority of the members of the board of directors or other governing body.

“Significant Subsidiary” means, at any time, a Subsidiary which meets any of the following conditions:

(1)    CVRD’s and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 10% of the total assets of the consolidated group as of the end of the most recently completed fiscal year;

(2)    CVRD’s and its other Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the total assets of the consolidated group as of the end of the most recently completed fiscal year; or

(3)    CVRD’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exceeds 10% of such income of the consolidated group for the most recently completed fiscal year.

“Indebtedness” means any amount payable (whether as a direct obligation or indirectly through a guaranty by such person) pursuant to an agreement involving or evidencing money borrowed or received, a conditional sale or a transfer with recourse or with an obligation to repurchase or pursuant to a lease with substantially the same economic effect as any such agreement or instrument and which, under U.S. GAAP, would constitute a capitalized lease obligation; provided, however, as used in the second bullet point under “—Default, Remedies and Waiver of Default,” “Indebtedness” shall not include any payment made by CVRD on behalf of an Affiliate, upon any indebtedness of such Affiliate becoming immediately due and payable as a result of a default by such Affiliate, pursuant to a guaranty or similar instrument provided by CVRD in connection with such Indebtedness, provided that such payment made by CVRD is made within five business days of notice being provided to CVRD that payment is due under such guaranty or similar instrument.

For the purpose of the definition of Indebtedness, “Affiliate” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof that (i) CVRD directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with or (ii) in which CVRD has a 20% or more holding of voting shares.

Payment of Additional Amounts

All payments by Vale Overseas or CVRD in respect of the new notes will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed or levied by or on behalf of Brazil, the Cayman Islands, a successor jurisdiction (as defined in “—Mergers and Similar Transactions”) or any authority therein or thereof having power to tax, unless Vale Overseas or CVRD is compelled by law to deduct or withhold such taxes, duties, assessments, or governmental charges. In such event, Vale Overseas or CVRD will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of new notes after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the new notes in the absence of such withholding or deduction. No such additional amounts shall be payable:

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such note by reason of his having some connection with Brazil or the Cayman Islands other than the mere holding of the note and the receipt of payments with respect to the note;

•	in respect of new notes surrendered (if surrender is required) more than 30 days after the Relevant Date except to the extent that the holder of such note would have been entitled to such additional amounts on surrender of such note for payment on the last day of such period of 30 days;

•	where such additional amount is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

•

to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Brazil, the Cayman Islands, or a successor jurisdiction or applicable political subdivision or authority thereof or therein having power to tax, of such holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and Vale Overseas has given the holders at least 30 days’ notice that holders will be required to provide such certification, identification or other requirement;

•	in respect of any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

•	in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest on the note or by direct payment by Vale Overseas or CVRD in respect of claims made against Vale Overseas or CVRD; or

•	in respect of any combination of the above.

“Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received by the trustee on or prior to such due date, the date on which notice is given to the holders that the full amount is so received by the trustee. The new notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided above, neither Vale Overseas nor CVRD shall be required to make a payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

In the event that additional amounts actually paid with respect to the new notes described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such new notes, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such new notes, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to Vale Overseas.

Any reference in this prospectus, the indenture or the new notes to principal, interest or any other amount payable in respect of the new notes by Vale Overseas or the guaranty by CVRD will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection.

Optional Redemption

Vale Overseas will not be permitted to redeem the new notes before their stated maturity, except as described below. The new notes will not be entitled to the benefit of any sinking fund—that is, neither Vale Overseas nor CVRD will deposit money on a regular basis into any separate custodial account to repay your new notes. In addition, you will not be entitled to require Vale Overseas or CVRD to buy your new notes from you before the stated maturity.

If as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of Brazil, the Cayman Islands, or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation, administration or application of such laws, rules, or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the issue date of the new notes, Vale Overseas or CVRD has or will become obligated to pay additional amounts as described above under “—Payment of Additional Amounts” in excess of the additional amounts Vale Overseas or CVRD would be obligated to pay if payments were subject to withholding or deduction at a rate of 15% as a result of the taxes, duties, assessments and other governmental charges described above (the “Minimum Withholding Level”), Vale Overseas may, at its option, redeem all, but not less than all, of the new notes, at a redemption price equal to 100% of their principal amount, together with interest accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 30 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which Vale Overseas would but for such redemption be obligated to pay the additional amounts above the Minimum Withholding Level. Vale Overseas shall not have the right to so redeem the new notes in the event it becomes obliged to pay additional amounts which are less than the additional amounts payable at the Minimum Withholding Level. Notwithstanding the foregoing, Vale Overseas shall not have the right to so redeem the new notes unless it has taken reasonable measures to avoid the obligation to pay additional amounts. In the event that Vale Overseas elects to redeem the new notes, it will deliver to the trustee a certificate, signed in the name of Vale Overseas by any two of its directors or its attorneys in fact in accordance with its by-laws, stating that Vale Overseas is entitled to redeem the new notes pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to the right of Vale Overseas so to redeem have occurred or been satisfied and an opinion of counsel, who is reasonably acceptable to the trustee, to the effect that Vale Overseas has or will become obliged to pay additional amounts in excess of the additional amounts payable at the Minimum Withholding Level as a result of the change or amendment.

CVRD and any of its subsidiaries and affiliates may at any time purchase new notes in the open market or otherwise at any price. Any purchase by tender shall be made available to all holders alike.

Mergers and Similar Transactions

Neither Vale Overseas nor CVRD will, without the consent of the holders of a majority in aggregate principal amount of the notes, consolidate with or merge into any other corporation or (x) in the case of Vale Overseas, convey or transfer all or substantially all of its properties or assets to any other person or (y) in the case of CVRD, convey or transfer all or substantially all of its mining properties or assets to any other person, unless:

•	the corporation formed by such consolidation or into which Vale Overseas or CVRD is merged or the person which acquires by conveyance or transfer all or substantially all of the properties and assets of Vale Overseas or all or substantially all of the mining properties or assets of CVRD (the “Successor Corporation”) shall expressly assume the due and punctual payment of the principal of and interest on all the new notes and all other obligations of Vale Overseas or CVRD under the indenture and the new notes;

•	immediately after giving effect to such transaction, no Event of Default or Illegality Event with respect to any note shall have occurred and be continuing;

•	Vale Overseas and CVRD have delivered to the trustee a certificate signed by an executive officer of Vale Overseas and an executive officer of CVRD stating that such consolidation, merger, conveyance or transfer complies with this condition and that all conditions precedent provided in the indenture, which relate to such transaction, have been complied with and an opinion of independent counsel of recognized standing as to the legal issues relating thereto; and

•	the Successor Corporation shall expressly agree to withhold against any tax, duty, assessment or other governmental charge thereafter imposed or levied by Brazil, the Cayman Islands, a successor jurisdiction or any political subdivision or authority thereof or therein having power to tax as a consequence of such consolidation, merger, conveyance or transfer with respect to the payment of principal of or interest on the new notes, and to pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of the notes after any such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the new notes in the absence of such consolidation, merger, conveyance or transfer, subject to exceptions and limitations contained in “—Payment of Additional Amounts,” in relation to the successor jurisdiction.

Upon any consolidation, merger, conveyance or transfer in accordance with these conditions, the Successor Corporation shall succeed to, and be substituted for, and may exercise every right and power of, Vale Overseas or

CVRD under the new notes with the same effect as if the Successor Corporation had been named as the issuer or guarantor, as applicable, of the new notes. If a successor corporation is incorporated in or considered to be resident in a jurisdiction other than Brazil or the Cayman Islands, such jurisdiction shall be referred to as a “successor jurisdiction.”

If the conditions described above are satisfied, neither Vale Overseas nor CVRD will need to obtain the approval of the holders in order to merge or consolidate or to sell or otherwise dispose of its properties and assets substantially as an entirety. Also, these conditions will apply only if Vale Overseas or CVRD wish to merge into or consolidate with another person or sell or otherwise dispose of its properties and assets substantially as an entirety. Vale Overseas and CVRD will not need to satisfy these conditions if Vale Overseas or CVRD enters into other types of transactions, including any transaction in which either Vale Overseas or CVRD acquires the stock or assets of another person, any transaction that involves a change of control of Vale Overseas or CVRD, but in which neither Vale Overseas nor CVRD merges or consolidates, and any transaction in which Vale Overseas or CVRD sells or otherwise disposes of its assets less than substantially as an entirety.

Restrictions on Liens

CVRD and Vale Overseas have agreed that for so long as any note remains outstanding, CVRD and Vale Overseas will not create, incur, issue or assume any indebtedness secured by any mortgage, pledge, lien or other charge or encumbrance except for Permitted Liens (as defined below), upon the whole or any part of its assets, present or future, to secure any of its Indebtedness or the Indebtedness of any other person without, at the same time or prior thereto, securing the new notes equally and ratably therewith, or providing such other security for the new notes as shall be approved by the holders of a majority in principal amount of the outstanding notes.

“Permitted Liens” means any mortgage, pledge, lien or other charge or encumbrance:

•	granted upon or with regard to any property acquired after the date of the supplemental indenture by Vale Overseas or CVRD to secure the purchase price of such property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such property; provided, however, that the maximum sum secured thereby shall not exceed the purchase price of such property or the debt incurred solely for the purpose of financing the acquisition of such property;

•	in existence on the date of the supplemental indenture and any extension, renewal or replacement thereof; provided, however, that the total amount of Indebtedness so secured shall not exceed the amount so secured on the date of the supplemental indenture;

•	arising by operation of law, such as tax, merchants’, maritime or other similar liens arising in the ordinary course of Vale Overseas’ or CVRD’s business;

•	arising in the ordinary course of business in connection with the financing of export, import or other trade transactions to secure Indebtedness of Vale Overseas or CVRD;

•	securing or providing for the payment of Indebtedness incurred in connection with any project financing by CVRD; provided that (1) such security shall not extend to any property in existence on the date of the supplemental indenture, to any revenues from such property, or to any proceeds from claims belonging to CVRD which arise from the operation, failure to meet specifications, failure to complete, exploitation, sale or loss of, or damage to, such property (“Proceeds”), (2) such security shall not extend to any property (or to any revenues or Proceeds therefrom) at any project in existence on the date of the supplemental indenture, other than the existing power plant projects named Aimorés, Candonga, Funil, Capim Branco I and Capim Branco II, Foz de Chapecó, Santa Isabel, Serra Quebrada and Estreito projects and (3) such security only extends to properties which are the subject of such project financing, to any revenues from such properties, or to any Proceeds from such properties;

•

granted upon or with regard to any present or future asset or property of Vale Overseas or CVRD to (i) any Brazilian governmental credit agency (including, but not limited to the Brazilian National Treasury, Banco Nacional de Desenvolvimento Econômico e Social, BNDES Participações S.A., Financiadora de

Estudos e Projetos and Agência Especial de Financiamento Industrial); (ii) any Brazilian official financial institutions (including, but not limited to Banco da Amazônia S.A—BASA e Banco do Nordeste do Brasil S.A.—BNB); (iii) any international official export-import bank or official export-import credit insurer; or (iv) the International Finance Corporation or any international multilateral or government-sponsored agency;

•	existing on any asset prior to the acquisition thereof by Vale Overseas or CVRD and not created in contemplation of such acquisition;

•	created over funds reserved for the payment of principal, interest and premium, if any, due in respect of securities issued under the indenture; or

•	granted after the date of the supplemental indenture upon or in respect of any asset of Vale Overseas or CVRD other than those referred to above, provided that the aggregate amount of Indebtedness secured pursuant to this bullet point shall not, on the date any such Indebtedness is incurred, exceed an amount equal to 10% of CVRD’s stockholders’ equity calculated on the basis of CVRD’s latest quarterly unaudited or annual audited non-consolidated financial statements (whichever is the most recently prepared) prepared in accordance with accounting principles generally accepted in Brazil and currency exchange rates prevailing on the last day of the period covered by such financial statements.

Provision of Information

CVRD will file with the trustee copies of its annual report and the information, documents and other reports that it is required to file with the SEC pursuant to Sections 12, 13 or 15(d) of the Exchange Act.

CVRD will make available to the prospective holders of the new notes at the corporate trust office of the trustee under the indenture governing the new notes, copies of the indenture as well as CVRD’s annual report in English, including a review of operations, and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

If Vale Overseas or CVRD becomes aware that an Event of Default or Illegality Event or an event which with notice or lapse of time would be an Event of Default or Illegality Event is continuing, Vale Overseas will file a certificate with the trustee describing the details thereof and the action Vale Overseas is taking or proposes to take. In addition, for so long as any new notes are listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, Vale Overseas will also notify the Luxembourg Stock Exchange of the Event of Default and prior to publication of notice of the Event of Default in Luxembourg, submit a draft of the notice to the Luxembourg Stock Exchange.

Restrictive Covenants

The indenture contains restrictive covenants in relation to Vale Overseas, including:

•	by CVRD not to make any changes to the constitutive documents of Vale Overseas that would allow Vale Overseas to engage in any business or carry out any activities other than the financing of CVRD Group companies by issuing securities under the indenture and incidental or related activities, except as the trustee may otherwise approve if so directed by the holders of not less than 25% of the principal amount of the outstanding securities issued under the indenture, or to take any action which could lead to the entry of a decree, order or other action by a court placing Vale Overseas in bankruptcy, liquidation or similar proceeding or otherwise declaring Vale Overseas insolvent; and

•

by Vale Overseas not to (i) incur any indebtedness, other than the new notes, a further issuance of securities on the same terms as the new notes or the issue of any other securities under the indenture, (ii) engage in any business or carry out any activities other than the financing of CVRD Group companies by issuing securities under the indenture and incidental or related activities, except as the trustee may otherwise approve if so directed by the holders of not less than 25% of the principal amount of the outstanding securities issued under the indenture, (iii) declare any dividends, have any subsidiaries or employees, purchase, own, lease or otherwise acquire any real property, dispose of any part of any collateral, release any party to the indenture from its obligations thereunder or consolidate or merge with any other person (other than as provided in the indenture) or (iv) file for, or consent to the filing of, any bankruptcy, liquidation or similar proceeding.

Default, Remedies and Waiver of Default

You will have special rights if an Event of Default or an Illegality Event with respect to the series of new notes you hold occurs and is not cured, as described in this subsection.

Events of Default

References to an Event of Default mean any of the following:

•	failure to pay any interest (or additional amounts, if any) on any of the new notes on the date when due and such failure shall continue for a period of 30 days; or failure to pay any principal (or additional amounts, if any) on any of the new notes on the date when due;

•	in relation to CVRD, its Significant Subsidiaries and Vale Overseas: any default or Event of Default occurring and continuing under any agreement, instrument or other document evidencing outstanding Indebtedness in excess of US$50 million in aggregate (or its equivalent in other currencies) and such default or Event of Default results in the actual acceleration of such Indebtedness;

•	Vale Overseas or CVRD shall fail to duly perform or observe any other material covenant or agreement in respect of the new notes contained in the indenture and such failure shall continue for a period of 30 days after it occurs; or

•	Vale Overseas, CVRD or its Significant Subsidiary (i) has a court decree or order in an involuntary case or proceeding under any applicable bankruptcy, insolvency, suspension of payments, reorganization or other similar law, entered against it, or has a court decree or order adjudging it bankrupt or insolvent, or suspending its payments, or approving a petition seeking its reorganization, arrangement, adjustment or composition or appointing a liquidator or other similar official of it or of any substantial part of its property, or ordering its winding up or liquidation, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (ii) commences a voluntary bankruptcy, insolvency, reorganization or other similar proceeding or consents to a decree or order in, or commencement of, an involuntary bankruptcy or the filing or consent to filing of a petition seeking reorganization or consent to the appointment of a liquidator or similar official of it or of any substantial part of its property, or the making of an assignment for the benefit of its creditors, or the admission in writing of its inability to pay its debts generally as they become due.

Illegality Events

References to an Illegality Event mean any of the following:

•	any governmental authorization necessary for the performance of any obligation of Vale Overseas or CVRD under the indenture or the new notes fails to enter into or come into full force and effect or remain in full force and effect; or

•	it is or will become unlawful for Vale Overseas or CVRD to perform or comply with any one or more of its obligations under any of the new notes; or

•	any event occurs which under the laws of Brazil or the Cayman Islands has an analogous effect to any of the events referred to in the first bullet point above.

Remedies if an Event of Default or an Illegality Event occurs

Except as provided in the next sentence, if an Event of Default or an Illegality Event has occurred and has not been cured or waived, the trustee at the request of holders of not less than 25% in principal amount of the outstanding notes may declare the entire principal amount of the new notes to be due immediately and upon any such declaration, the principal, accrued interest and additional amounts shall become due. If an Event of Default occurs because of a bankruptcy, insolvency or reorganization relating to Vale Overseas or CVRD (but not any Significant Subsidiary) the entire principal amount of the new notes will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional amounts will become due.

Each of the situations described above is called an acceleration of the maturity of the new notes. If the maturity of the new notes is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may cancel the acceleration of the new notes, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid or deposited with the trustee and all other defaults with respect to the new notes have been cured.

If any Event of Default or Illegality Event occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the new notes.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the new notes, the following must occur:

•	you must give the trustee written notice that an Event of Default or Illegality Event has occurred and the Event of Default or Illegality Event has not been cured or waived;

•	the holders of not less than 25% in principal amount of the outstanding notes must make a written request that the trustee take action with respect to the notes because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must not have taken action for 60 days after the above steps have been taken, and during those 60 days, the holders of a majority in principal amount of the notes must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the notes.

You are entitled, however, at any time to bring a lawsuit for the payment of money due on your note on or after its due date and which was not paid in full by Vale Overseas or CVRD.

Book-entry and other indirect holders should consult their bank or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the new notes.

Waiver of Default

The holders of not less than a majority in principal amount of the notes may waive a default for the notes. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default on any note, however, without the approval of the particular holder of that note.

Modification and Waiver of Covenants

There are four types of changes Vale Overseas and CVRD can make to the indenture and the new notes. A supplemental indenture will be prepared if noteholder approval is required. The Luxembourg Stock Exchange will be notified of any change regardless of whether noteholder approval is required.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of the outstanding securities issued under the indenture affected by the change. Those types of changes are:

•	a change in the stated maturity for any principal or interest payment on the securities;

•	a reduction in the principal amount, the interest rate or the redemption price for the securities;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on the securities;

•	a change in the place of any payment on the securities;

•	an impairment of the holder’s right to sue for payment of any amount due on its securities;

•	a reduction in the percentage in principal amount of the securities in any series needed to change the indenture or the securities;

•	a reduction in the percentage in principal amount of the securities needed to waive its compliance with the indenture or to waive defaults; and

•	a modification of the section of the indenture relating to supplemental indentures or waiver with the consent of holders or the section of the indenture relating to waiver of past defaults, except to increase the percentage of holders required to make a revision or to provide that certain other provisions of the indenture cannot be modified or waived without the approval of each holder of the notes.

Changes Not Requiring Approval

Second, there are changes that do not require any approval by holders of outstanding securities under the indenture. This type of change is limited to clarifications and changes that would not adversely affect the outstanding securities under the indenture in any material respect.

Changes Requiring Majority Approval

Most other changes to the indenture and the outstanding securities under the indenture must be approved by the holders of a majority in principal amount of each series of securities effected by the change. The required approval must be given by written consent.

The same majority approval would be required for Vale Overseas or CVRD to obtain a waiver of any of its covenants in the indenture. Their covenants include the promises Vale Overseas and CVRD make about merging and creating liens on their assets, which are described above under “—Mergers and Similar Transactions” and “—Restrictions on Liens.” If the holders approve a waiver of a covenant, Vale Overseas and CVRD will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the new notes or the indenture, as it affects any note, that Vale Overseas and CVRD cannot change without the approval of the holder of that note as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if Vale Overseas or CVRD seek to change the indenture or the new notes or request a waiver.

Changes Requiring Approval of 25% of the Holders

The holders of 25% in principal amount of the outstanding securities under the indenture may approve certain changes involving restrictions on Vale Overseas’ ability to conduct business.

Special Rules for Action by Holders

When holders take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, Vale Overseas will apply the following rules.

Only Outstanding Notes are Eligible

Only holders of outstanding notes will be eligible to participate in any action by holders. Also, Vale Overseas will count only outstanding notes in determining whether the various percentage requirements for taking action have been met. For these purposes, a note will not be “outstanding” if it has been surrendered for cancellation or if Vale Overseas has deposited or set aside, in trust for its holder, money for its payment or redemption; provided, however, that notes held by Vale Overseas, CVRD or their affiliates are not considered outstanding.

Determining Record Dates for Action by Holders

Vale Overseas will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If Vale Overseas or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that Vale Overseas specifies for this purpose, or that the trustee specifies if it sets the record date. Vale Overseas or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any Global Notes may be set in accordance with procedures established by the depositary from time to time.

Payment Mechanics

Who Receives Payment

For interest due on the interest payment dates, Vale Overseas will pay the interest to the holder in whose name the note is registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, Vale Overseas will pay the interest to the person or entity entitled to receive the principal of the note. For principal due on the new notes at maturity, Vale Overseas will pay the amount to the holders of the new notes against surrender of the new notes at the proper place of payment. If Vale Overseas issues new notes in certificated form, holders of new notes in certificated form will be able to receive payments of principal and interest on their new notes at the office of our paying agent maintained in the Borough of Manhattan and, if the new notes are then listed on the Luxembourg Stock Exchange, at the office of our paying agent in Luxembourg.

Regular Record Dates for Interest

The regular record dates relating to the interest payment dates for the new notes are each February 1 and each August 1. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 p.m., New York City time, on that day.

How Vale Overseas Will Make Payments

Vale Overseas will make payments on the new notes in accordance with the applicable rules of the depositary, Euroclear S.A./N.V., as operator of the Euroclear system (“Euroclear”) and Clearstream Banking, societé anonyme (Clearstream, Luxembourg), and Euroclear from time to time. Under those policies, Vale Overseas will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a Global Note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payment When Offices Are Closed

If any payment is due on the new notes on a day that is not a business day, Vale Overseas will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the new notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

When we refer to a business day, we mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or Rio de Janeiro generally are authorized or obligated by law or executive order to close. With respect to new notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.

Transfer Agent

Vale Overseas may appoint one or more financial institutions to act as its transfer agents, at whose designated offices the new notes in certificated form must be surrendered before payment is made at their maturity. Each of those offices is referred to as a transfer agent. The initial transfer agent is J.P. Morgan Bank Luxembourg S.A. Vale Overseas may add, replace or terminate transfer agents from time to time, provided that if any new notes are issued in certificated form, so long as such new notes are outstanding, Vale Overseas will maintain a transfer agent in Luxembourg, for so long as any new notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require it, and in New York City. Vale Overseas may also choose to act as its own transfer agent. Initially, Vale Overseas has appointed the trustee, at its corporate trust office in New York City, as a transfer agent. Vale Overseas must notify you of changes in the transfer agents pursuant to the provisions described under “—Notices.” If Vale Overseas issues new notes in certificated form, holders of new notes in certificated form will be able to transfer their new notes, in whole or in part, by surrendering the new notes, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent, JPMorgan Chase Bank, and, if the new notes are then listed on the Luxembourg Stock Exchange, at the office of our paying and transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Unclaimed Payments

All money paid by Vale Overseas to the trustee that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Vale Overseas. After that two-year period, the holder may look only to Vale Overseas and CVRD for payment and not to the trustee, any other transfer agent or anyone else.

Notices

As long as new notes in global form are outstanding, notices to be given to holders will be given to the depositary, in accordance with its applicable policies as in effect from time to time. If Vale Overseas issues new notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any new notes are listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, Vale Overseas will publish all notices to holders in a newspaper with general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Governing Law

The indenture and the new notes will be governed by the laws of the State of New York. Vale Overseas and CVRD will in the indenture agree that any legal suit, action or proceeding arising out of or relating to the indenture and the new notes may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, and will designate agents upon which process may be served.

Prescription Period

Claims for payment of principal in respect of the new notes shall be prescribed upon the expiration of ten years, and claims for payment of interest in respect of the new notes shall be prescribed upon the expiration of five years, in each case from the Relevant Date (as defined below) thereof.

The “Relevant Date” in respect of any payment means the date on which such payment first becomes due or (if the full amount of the monies payable has not been received by the trustee on or prior to such due date) the date on which notice is given to the holders that such monies have been so received.

Relationships with the Trustee

JPMorgan Chase Bank is serving as the trustee of the new notes and the exchange agent for the exchange offer. JPMorgan Chase Bank may from time to time have other business relationships with Vale Overseas, CVRD and their affiliates.

FORM OF NOTES; CLEARING AND SETTLEMENT

Form of Notes

We will issue the new notes in the form of one or more fully registered global notes, or the global notes, in denominations of US$1,000 or integral multiples of US$1,000. We will deposit the new notes with, or on behalf of, The Depository Trust Company, New York. New York, or DTC, as the depositary, and will register the new notes in the name of Cede & Co., DTC’s nominee. Your beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. You may elect to hold interests in the global notes through either DTC (in the United States) or Clearstream Banking, société anonyme, which we refer to as Clearstream, Luxembourg, or Euroclear Bank, S.A./N.V., or its successor, as operator of the Euroclear System, which we refer to as Euroclear, (outside of the United States) if you are participants of such systems, or indirectly through organizations which are participants in such systems. Interests held through Clearstream, Luxembourg and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream, Luxembourg and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

As long as the new notes are represented by global notes, we will pay interest and principal on the new notes to or as directed by DTC as the registered holder of the global notes. Payments to DTC will be in immediately available funds by wire transfer. DTC, Clearstream, Luxembourg or Euroclear, as applicable, will credit the relevant accounts of their participants on the applicable date.

We have been advised by DTC, Clearstream, Luxembourg and Euroclear, respectively, as follows:

•	As to DTC: DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

•	As to Clearstream, Luxembourg: Clearstream, Luxembourg has advised us that it was incorporated as a limited liability company under Luxembourg law. Clearstream, Luxembourg is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Transactions may be settled by Clearstream, Luxembourg in many currencies, including United States dollars. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing. Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depositary and custodial relationships. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of Euroclear, or the Euroclear operator, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

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As to Euroclear:  Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. Euroclear is operated by the Euroclear operator, under contract with Euroclear plc, a U.K. corporation. The Euroclear operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC. The Euroclear operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear operator. The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, or the Euroclear Terms and Conditions, and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Principal and interest on new notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear operator from DTC.

Global Clearance and Settlement Procedures

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by DTC; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and make or receive payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries. Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Individual Definitive Notes

Registration of title to new notes in a name other than a depositary or its nominee will not be permitted unless (i) the depositary has notified us that it is unwilling or unable to continue as depositary for such global note; (ii) the depositary has ceased to function as a clearing agency registered under the Exchange Act or Clearstream, Luxembourg or Euroclear is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease doing business or does in fact do so; (iii) there will have occurred and be continuing an event of default or illegality event with respect to such global note (events of default and illegality events are discussed above under “Description of the New Notes—Default, Remedies and Waiver of Default”); or a request for notes in certificated form has been made by us upon 60 days’ prior written notice given to the trustee in accordance with the depositary’s customary procedures and to the depositary. In such circumstances, we will cause sufficient individual definitive notes to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to definitive notes may be made through the transfer agent. A person having an interest in a global note must provide the registrar with a written order containing instructions and such other information as we and the registrar may require to complete, execute and deliver such individual definitive notes,

If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to receive payments of principal and interest on their notes at the office of our paying agent maintained in the Borough of Manhattan, and if the notes are then listed on the Luxembourg Stock Exchange, at the office of our paying agent in Luxembourg. Vale Overseas will maintain a paying agent in Luxembourg, for so long as any notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require it, and in New York City.

If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent, JPMorgan Chase Bank, and, if the notes are then listed on the Luxembourg Stock Exchange, at the office of our paying and transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

All money paid by Vale Overseas to our paying agents for the payment of principal and interest on the notes which remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Vale Overseas, and thereafter holders of notes in certificated form may look only to Vale Overseas and CVRD for payment.

THE EXCHANGE OFFER

In the registration rights agreement among Vale Overseas, CVRD and the initial purchasers of the old notes, Vale Overseas agreed to use their reasonable best efforts to cause the exchange offer to be completed on or prior to February 15, 2004.

The registration rights agreement provides that, in the event Vale Overseas fails to cause the exchange offer to be completed by February 15, 2004, we will be required to pay additional interest on the old notes over and above the regular interest on the securities. Once the exchange offer is completed, Vale Overseas will no longer be required to pay additional interest on the old notes.

The exchange offer is not being made to, nor will tenders for exchange be accepted from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, Vale Overseas will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to Vale Overseas old notes as provided below, its acceptance of the old notes will constitute a binding agreement between you and Vale Overseas upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each US$1,000 principal amount of old notes surrendered to Vale Overseas in the exchange offer, Vale Overseas will give you US$1,000 principal amount of new notes.

•	Vale Overseas will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that Vale Overseas first mails notice of the exchange offer to the holders of the old notes. Vale Overseas is sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2003; provided, however, that Vale Overseas, in its sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means , 2003 or, if extended by Vale Overseas, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, US$300,000,000 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

•	Vale Overseas’ obligation to accept old notes for exchange in the exchange offer is subject to the conditions described in the section called “Conditions to the Exchange Offer” below.

•	Vale Overseas expressly reserves the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral (promptly confirmed in writing) or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	Vale Overseas expressly reserves the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

•	Vale Overseas will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If Vale Overseas extends the expiration date, Vale Overseas will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which Vale Overseas may choose to make any public announcement and subject to applicable law, Vale Overseas will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	Vale Overseas intends to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to Vale Overseas. See “—Resale of the New Notes.”

Important Rules Concerning the Exchange Offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by Vale Overseas in its sole discretion, which determination shall be final and binding.

•	Vale Overseas reserves the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in its judgment or the judgment of our counsel, be unlawful.

•	Vale Overseas also reserves the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless Vale Overseas agrees to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as Vale Overseas shall determine.

•	Vale Overseas’ interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

•	Neither Vale Overseas, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of an old security, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to JPMorgan Chase Bank at the address set forth below under “Exchange Agent” on or prior to the expiration date.

In addition,

(1)    certificates for old notes must be received by the exchange agent along with the letter of transmittal; or

(2)    a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent’s account at the Depository Trust Company, or DTC, using the procedure for book-entry transfer described below, must be received by the exchange agent on or prior to the expiration date; or

(3)    you must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND NOTICES OF GUARANTEED DELIVERY IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO VALE OVERSEAS.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

(1)    by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2)    for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.; or

•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Vale Overseas, proper evidence satisfactory to Vale Overseas of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, Vale Overseas will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “Conditions to the Exchange Offer” below.

For purposes of the exchange offer, Vale Overseas’ giving of oral (promptly confirmed in writing) or written notice of its acceptance to the exchange agent will be considered its acceptance of the exchange offer. In all cases, Vale Overseas will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for old notes; or

•	a timely book-entry confirmation of transfer of old notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below; and

•	a properly completed and duly executed letter of transmittal.

If Vale Overseas does not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, Vale Overseas will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that Vale Overseas may enforce the agreement against that participant.

Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, or an agent’s message in lieu thereof, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

If your old notes are held through DTC, you must complete a form called “instruction to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your securities of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal or an agent’s message in lieu thereof, and a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1)    the tender is made through an eligible institution,

(2)    on or prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Vale Overseas, stating:

•	the name and address of the holder of old notes;

•	the amount of old notes tendered;

•	the tender is being made by delivering that notice and guaranteeing; and

•	that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3)    the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with the letter of transmittal and any other document required by the letter of transmittal or an agent’s message in lieu thereof, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You can withdraw your tender of old notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn;

•	the principal amount of the old notes to be withdrawn;

•	if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder; and

•	if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•	if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by Vale Overseas, and its determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, Vale Overseas will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for the sole benefit of Vale Overseas and may be asserted by Vale Overseas regardless of the circumstances giving rise to that condition. Vale Overseas’ failure at any time to exercise the foregoing rights shall not be considered a waiver by Vale Overseas of that right. Vale Overseas’ rights described in the prior paragraph are ongoing rights which Vale Overseas may assert at any time and from time to time.

In addition, Vale Overseas will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

JPMorgan Chase Bank has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

JPMorgan Chase Bank, Exchange Agent

4 New York Plaza, 15th Floor

New York, New York 10004

Attn: Institutional Trust Services

Facsimile Transmissions:

(212) 623-6214

To Confirm by Telephone

or for Information:

(212) 623-5175

DELIVERY TO AN ADDRESS OTHER THAN AS LISTED ABOVE OR TRANSMISSION OF THE LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by Vale Overseas’ officers, regular employees and affiliates. Vale Overseas will not pay any additional compensation to any of its officers and employees who engage in soliciting tenders. Vale Overseas will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, Vale Overseas will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The cash expenses to be incurred in connection with the exchange offer, including legal, accounting, Commission filing, printing and exchange agent expenses, will be paid by Vale Overseas.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of old notes who is an “affiliate” of Vale Overseas or CVRD or who intends to participate in the exchange offer for the purpose of distributing the new notes

(1)    will not be able to rely on the interpretation of the staff of the SEC;

(2)    will not be able to tender its old notes in the exchange offer; and

(3)    must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal each holder of the old notes will represent that:

(1)    it is not an “affiliate” of Vale Overseas or CVRD;

(2)    any new notes to be received by it were acquired in the ordinary course of its business; and

(3)    it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, Vale Overseas is required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

CERTAIN TAX CONSEQUENCES OF THE EXCHANGE OFFER

In the opinion of Cleary, Gottlieb, Steen & Hamilton, special United States counsel for the issuer, the exchange of old notes for new notes in the exchange offer will not result in any United States federal income tax consequences to holders.

When a holder exchanges an old security for a new security in the exchange offer, the holder will have the same adjusted basis and holding period in the new security as in the old security immediately before the exchange. In the opinion of Hunter & Hunter, special Cayman Islands counsel for the issuer, the exchange offer will not result in any Cayman Islands income tax consequences to holders. In the opinion of Pinheiro Neto Advogados, special Brazilian counsel for the issuer, the exchange offer will not result in any Brazilian withholding income tax consequences to holders that are not resident or domiciled in Brazil.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. Vale Overseas and CVRD have agreed that, for a period of 180 days after the expiration date, they will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

Neither Vale Overseas nor CVRD will receive any proceeds from any sale of new notes by broker-dealers.

New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of those methods of resale at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made:

•	directly to purchasers; or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. Vale Overseas has agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the securities, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

VALIDITY OF THE NEW NOTES

The validity of the new notes will be passed upon for Vale Overseas and CVRD by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain matters of Cayman Islands law relating to the notes will be passed upon by Hunter & Hunter, special Cayman Islands counsel for CVRD and Vale Overseas. Certain matters of Brazilian law relating to the notes will be passed upon by Pinheiro Neto Advogados, special Brazilian Counsel for CVRD and Vale Overseas.

EXPERTS

The audited financial statements of CVRD incorporated in this registration statement by reference to our Form 20-F for the year ended December 31, 2002, except as they relate to certain of our subsidiaries and affiliates, have been audited by PricewaterhouseCoopers Auditores Independentes, independent accountants, and, insofar as they relate to such subsidiaries and affiliates, by various other independent accountants, whose reports thereon appear in our Form 20-F. Such financial statements have been so incorporated by reference in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

Among the audit reports included in our Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this registration statement, are those relating to the financial statements of our affiliates Companhia Hispano-Brasileira de Pelotizacao—Hispanobras, Companhia Italo-Brasileira de Pelotizacao—Itabrasco and Mineracao Rio do Norte S.A. These audit reports were issued by Arthur Andersen S/C, the former Brazilian affiliate of Arthur Andersen LLP. We have been informed that Arthur Andersen S/C no longer has employees in Brazil, and despite our reasonable efforts we have not been able to obtain the consent of Arthur Andersen S/C to incorporate these audit reports by reference into the registration statement. An investor’s right to sue an “expert,” such as an accountant, under Section 11 of the Securities Act of 1933 for material misstatements and omissions in the parts of the registration statement prepared or certified by the expert, is conditioned on that expert having consented to being named in the registration statement. As a result, it may not be possible to sue Arthur Andersen S/C under Section 11 of the Securities Act on the basis of material misstatements and omissions in the parts of the registration statement prepared or certified by Arthur Andersen S/C.

With respect to CVRD’s unaudited interim consolidated financial statements, at and for the six months ended June 30, 2003 and 2002, incorporated by reference in this registration statement, PricewaterhouseCoopers Auditores Independentes reported that they have applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they did not express an opinion on our unaudited interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for their report on our interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers Auditores Independentes within the meaning of Sections 7 and 11 of the Securities Act.

We have retained AMEC E&C Services Inc., or AMEC, to audit and verify some of our estimates of proven and probable reserves as of December 31, 2002. Unless specifically stated, our reserve estimates have not been audited by AMEC. The estimates of proven and probable reserves and mine life incorporated by reference herein have been audited and verified by AMEC, which has indicated that our proven and probable reserves have been estimated in accordance with good engineering practices, using current reasonable cost estimates.

Vale Overseas’ financial statements as of December 31, 2002 are incorporated by reference in the registration statement in reliance upon the report of PricewaterhouseCoopers Auditores Independentes, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Vale Overseas

Vale Overseas has been advised by its special Cayman Islands counsel, Hunter & Hunter, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court having jurisdiction over the defendant according to Cayman Islands conflict of law rules, if such judgment is final, for a liquidated sum not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters and was not obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice, statute or the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will:

•	recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any State thereof; or

•	in original actions brought in the Cayman Islands, impose liabilities upon the civil liability provisions of the securities laws of the United States or any State thereof, on the grounds that such provisions are penal in nature.

A Cayman Islands’ court may stay proceedings if concurrent proceedings are being brought elsewhere.

CVRD

Pinheiro Neto Advogados, special Brazilian counsel for CVRD and Vale Overseas, has advised us that a final conclusive judgment for the payment of money rendered by any New York State or federal court sitting in New York City in respect of the notes would be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Federal Supreme Court of Brazil, such ratification being available only if:

•	the judgment fulfills all formalities required for its enforceability under the laws of the State of New York;

•	the judgment was issued by a competent court after proper service of process on the parties, which service of process if made in Brazil must comply with Brazilian law, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment was authenticated by a Brazilian consulate in the State of New York;

•	the judgment was translated into Portuguese by a certified translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

We have also been advised by Pinheiro Neto Advogados that:

•	civil actions may be brought before Brazilian courts in connection with this prospectus based solely on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against CVRD (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action); and

•	the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law. In addition, the Brazilian or the foreign plaintiff who resides abroad or is abroad during the course of the suit in Brazil must give a pledge to cover legal fees and court expenses of the defendant, should there be no immovable assets in Brazil to assure payment thereof, except in case of execution actions or counterclaims as established under article 836 of the Brazilian Code of Civil Procedure.

Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the notes.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

The laws of the Cayman Islands do not provide for indemnification of directors and officers. Article 131 of Vale Overseas’ Memorandum and Articles of Association provide that Vale Overseas shall indemnify officers and directors and their personal representatives against all actions, proceedings costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about the conduct of Vale Overseas’ business or affairs or in the execution or discharge of their duties, powers, authorities or discretions, including any costs, expenses, losses or liabilities incurred in defending any civil proceedings concerning Vale Overseas in the Cayman Islands or elsewhere. Article 132 of Vale Overseas’ Memorandum and Articles of Association provides that no officer or director shall be liable for acts, omissions, losses, damages or other misfortune arising from their execution or discharge of duties, powers, authorities, discretions of office or in relation thereto, unless resulting from the officer’s or director’s dishonesty.

Neither the laws of Brazil nor the CVRD’s by-laws or other constitutive documents provide for indemnification of directors and officers. CVRD maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to CVRD with respect to payments which may be made by CVRD to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 21.    Exhibits

The following documents are filed as part of this registration statement:

Exhibit Number	Description
1	Registration Rights Agreement, dated as of August 8, 2003, among Vale Overseas Limited, Companhia Vale do Rio Doce and Deutsche Bank Securities Inc. and Morgan Stanley & Co., Inc., as Initial Purchasers.

4.1	Indenture, dated as of March 8, 2002, among Vale Overseas Limited, Companhia Vale do Rio Doce and JPMorgan Chase Bank, as Trustee.*

4.2	Second Supplemental Indenture, dated as of August 8, 2003, among Vale Overseas Limited, Companhia Vale do Rio Doce and JPMorgan Chase Bank, as Trustee.

4.3	Form of Debt Security and Guarantee (included in Exhibits 4.1 and 4.2).

5.1	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the new notes.

5.2	Opinion of Pinheiro Neto Advogados with respect to authorization of the new notes and the enforcement of civil liabilities in Brazil.

5.3	Opinion of Hunter & Hunter with respect to authorization of the new notes and the enforcement of civil liabilities in the Cayman Islands.

12	Computation of Ratio of Earnings to Fixed Charges.

15.1	Awareness letter of PricewaterhouseCoopers Auditores Independentes for the six-month periods ended June 30, 2003 and June 30, 2002 (CVRD).

Exhibit Number	Description
15.2	Awareness letter of Trevisan for the six-month period ended June 30, 2003 and Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2002 (Albras).

15.3	Awareness letter of Trevisan for the six-month period ended June 30, 2003 and Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2002 (Alunorte).

15.4	Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2002 (Docenave).

15.5	Awareness letter of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Hispanobras).

15.6	Awareness letter of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Itabrasco).

15.7	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Kobrasco).

15.8	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (MRN).

15.9	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Nibrasco).

15.10	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Sibra).

15.11	Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2003 and Awareness letter of KPMG Auditores Independentes for the six-month period ended June 30, 2002 (Valesul).

23.1	Consent of PricewaterhouseCoopers Auditores Independentes for the three years ended December 31, 2002 (CVRD) and for the two years ended December 31, 2002 (Vale Overseas).

23.2	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Albras).

23.3	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Alunorte).

23.4	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Aluvale).

23.5	Consent of KPMG Auditores Independentes for the year ended December 31, 2000 (Bahia Sul).

23.6	Consent of KPMG LLP for the three years ended December 31, 2002 (CSI).

23.7	Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 (Cenibra).

23.8	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Docenave).

23.9	Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 (Docepar).

23.10	Consent of Deloitte Touche Tohmatsu for the year ended December 31, 2002 (Hispanobras).

23.11	Consent of Deloitte Touche Tohmatsu for the year ended December 31, 2002 (Itabrasco).

23.12	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Kobrasco).

23.13	Consent of Deloitte Touche Tohmatsu for the year ended December 31, 2002 (MRN).

23.14	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Nibrasco).

23.15	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Sibra).

Exhibit Number	Description
23.16	Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (TVV).

23.17	Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Nova Era Silicon S.A.).

23.18	Consent of KPMG Auditores Independentes for the three years ended December 31, 2002 (Valesul).

23.19	Consent of AMEC Engineering and Construction Services.

23.20	Consent of Cleary, Gottlieb, Steen & Hamilton (included in exhibit 5.1).

23.21	Consent of Pinheiro Neto Advogados (included in exhibit 5.2).

23.22	Consent of Hunter & Hunter (included in exhibt 5.3).

24.1	Power of Attorney (included in pages II-5 and II-6).

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of JPMorgan Chase Bank, at Trustee.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Clients.

99.4	Form of Letter to Nominees.

99.5	Form of Instruction to Registered Holder and/or Book-Entry Transfer Participant from Owner.

99.6	Form of Exchange Agent Agreement.

*	Incorporated by reference to the Registration Statement on Form F-4 filed with the SEC by Vale Overseas and CVRD on March 21, 2002 (File No. 333-84696).

ITEM 22.    Undertakings

(a)    Each co-registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(b)    Each of the undersigned co-registrants undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the co-registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the co-registrant pursuant to the foregoing provisions, or otherwise, each co-registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the co-registrant of expenses incurred or paid by a director, officer or controlling person of the co-registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the co-registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    Each undersigned co-registrant hereby undertakes:

(1)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means.

(2)    To arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)    Each undersigned co-registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

SIGNATURE PAGE OF VALE OVERSEAS LIMITED

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil on October 9, 2003.

VALE OVERSEAS LIMITED

By:	/S/ FABIO DE OLIVEIRA BARBOSA
Fabio de Oliveira Barbosa
Principal Executive Officer and Director

By:	/S/ FERNANDO RAMOS NÓBREGA
Fernando Ramos Nóbrega
Principal Financial and Accounting Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger Agnelli, Fabio de Oliveira Barbosa, Fernando Ramos Nóbrega and Pedro Freitas and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/S/ FABIO DE OLIVEIRA BARBOSA Fabio de Oliveira Barbosa	Principal Executive Officer and Director	October 9, 2003

/S/ FERNANDO RAMOS NÓBREGA Fernando Ramos Nóbrega	Principal Financial and Accounting Officer and Director	October 9, 2003

SIGNATURE PAGE OF COMPANHIA VALE DO RIO DOCE

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil on October 9, 2003.

COMPANHIA VALE DO RIO DOCE

By:	/S/ ROGER AGNELLI

Roger Agnelli
Chief Executive Officer

By:	/S/ FABIO DE OLIVEIRA BARBOSA
Fabio de Oliveira Barbosa
Chief Financial Officer and Principal Accounting Offier

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger Agnelli, Fabio de Olivera Barbosa, Fernando Ramos Nóbrega and Pedro Freitas, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/S/ ROGER AGNELLI Roger Agnelli		Chief Executive Officer	October 9, 2003

/S/ FABIO DE OLIVEIRA BARBOSA Fabio de Oliveira Barbosa		Chief Financial Officer and Principal Accounting Officer	October 9, 2003

Rio Doce America, Inc.		Authorized Representative of Companhia Vale do Rio Doce and Vale Overseas in the United States	October 9, 2003
By	/S/ GILBERTO PENNA Gilberto Penna

/S/ FRANCISCO VALADARES PÓVOA Francisco Valadares Póvoa		Director	October 9, 2003

/S/ ARLINDO DE OLIVEIRA Arlindo de Oliveira		Director	October 9, 2003

/S/ LUIZ ALEXANDRE BANDEIRA DE MELLO Luiz Alexandre Bandeira de Mello		Director	October 9, 2003

/S/ RICARDO GIAMBRONI Ricardo Giambroni		Director	October 9, 2003

SIGNATURE	TITLE	DATE

/S/ SERGIO ROSA Sergio Rosa	Director	October 9, 2003

/S/ ERIK PERSSON Erik Persson	Director	October 9, 2003

Exhibit Index

Exhibit Number	Description
1	Registration Rights Agreement, dated as of August 8, 2003, among Vale Overseas Limited, Companhia Vale do Rio Doce and Deutsche Bank Securities Inc. and Morgan Stanley & Co., Inc., as Initial Purchasers.

4.1	Indenture, dated as of March 8, 2002, among Vale Overseas Limited, Companhia Vale do Rio Doce and JPMorgan Chase Bank, as Trustee.*

4.2	Second Supplemental Indenture, dated as of August 8, 2003, among Vale Overseas Limited, Companhia Vale do Rio Doce and JPMorgan Chase Bank, as Trustee.

4.3	Form of Debt Security and Guarantee (included in Exhibits 4.1 and 4.2).

5.1	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the new notes.

5.2	Opinion of Pinheiro Neto Advogados with respect to authorization of the new notes and the enforcement of civil liabilities in Brazil.

5.3	Opinion of Hunter & Hunter with respect to authorization of the new notes and the enforcement of civil liabilities in the Cayman Islands.

12	Computation of Ratio of Earnings to Fixed Charges.

15.1	Awareness letter of PricewaterhouseCoopers Auditores Independentes for the six-month periods ended June 30, 2003 and June 30, 2002 (CVRD).

15.2	Awareness letter of Trevisan for the six-month period ended June 30, 2003 and Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2002 (Albras).

15.3	Awareness letter of Trevisan for the six-month period ended June 30, 2003 and Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2002 (Alunorte).

15.4	Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2002 (Docenave).

15.5	Awareness letter of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Hispanobras).

15.6	Awareness letter of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Itabrasco).

15.7	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Kobrasco).

15.8	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (MRN).

15.9	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Nibrasco).

15.10	Awareness letters of Deloitte Touche Tohmatsu for the six-month periods ended June 30, 2003 and June 30, 2002 (Sibra).

15.11	Awareness letter of Deloitte Touche Tohmatsu for the six-month period ended June 30, 2003 and Awareness letter of KPMG Auditores Independentes for the six-month period ended June 30, 2002 (Valesul).

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers Auditores Independentes for the three years ended December 31, 2002 (CVRD) and for the two years ended December 31, 2002 (Vale Overseas).

23.2	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Albras).

23.3	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Alunorte).

23.4	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Aluvale).

23.5	Consent of KPMG Auditores Independentes for the year ended December 31, 2000 (Bahia Sul).

23.6	Consent of KPMG LLP for the three years ended December 31, 2002 (CSI).

23.7	Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 (Cenibra).

23.8	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Docenave).

23.9	Consent of Deloitte Touche Tohmatsu for the two years ended December 31, 2001 (Docepar).

23.10	Consent of Deloitte Touche Tohmatsu for the year ended December 31, 2002 (Hispanobras).

23.11	Consent of Deloitte Touche Tohmatsu for the year ended December 31, 2002 (Itabrasco).

23.12	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Kobrasco).

23.13	Consent of Deloitte Touche Tohmatsu for the year ended December 31, 2002 (MRN).

23.14	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Nibrasco).

23.15	Consent of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Sibra).

23.16	Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (TVV).

23.17	Consents of Deloitte Touche Tohmatsu for the three years ended December 31, 2002 (Nova Era Silicon S.A.).

23.18	Consent of KPMG Auditores Independentes for the three years ended December 31, 2002 (Valesul).

23.19	Consent of AMEC Engineering and Construction Services.

23.20	Consent of Cleary, Gottlieb, Steen & Hamilton (included in exhibit 5.1).

23.21	Consent of Pinheiro Neto Advogados (included in exhibit 5.2).

23.22	Consent of Hunter & Hunter (included in exhibit 5.3).

24.1	Power of Attorney (included in pages II-5 and II-6).

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of JPMorgan Chase Bank, at Trustee.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Clients.

99.4	Form of Letter to Nominees.

99.5	Form of Instruction to Registered Holder and/or Book-Entry Transfer Participant from Owner.

99.6	Form of Exchange Agent Agreement.

*	Incorporated by reference to the Registration Statement on Form F-4 filed with the SEC by Vale Overseas and CVRD on March 21, 2002 (File No. 333-84696).